TRANS-ORIENT PETROLEUM LTD.

MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is March 31, 2005, for the quarter ended January 31, 2005 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s annual audited consolidated financial statements and MD&A for the year ended July 31, 2004.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, decline in value of investments in associated companies, regulatory matters, industry competition, uncertainties as to the availability and cost of financing, potential delays or changes in plans with respect to capital expenditures.

Business

Trans-Orient Petroleum Ltd. is a Canadian company, headquartered in Vancouver, British Columbia. The Company is engaged in identifying, financing and providing business development services for early stage resource and technology businesses. The Company’s operating strategy is to acquire a significant equity interest in Associated and Non-Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At January 31, 2005, the Company held interests in three Associated Companies.

Results of Operations

The Company has incurred losses to date of $10,755,972 which includes net income for the second quarter of the 2005 fiscal year of $1,045,320 (2004: $433,858) or $1,039,740 (2004: $430,350) for the six month period ended January 31, 2005.

The Company’s net income of $1,045,320 relating to the second quarter essentially consisted of a gain on sale of associated company, Austral Pacific Energy Ltd. totalling $1,024,356 versus $461,103 for the same quarter last year.

During the second quarter the Company sold 668,800 shares of its investment in Austral Pacific with a book value of $826,560 for proceeds of $1,850,916. Essentially all of the proceeds from these sales were used to exercise the Company’s Austral Pacific warrants, specifically being the 836,845 Series “A” warrants for US$1.50 per share (US$1,255,268) and the Company’s 382,750 NZ IPO warrants for NZ$2.10 per share (US$574,125).

For the three and six month periods ending January 31, 2005, the majority of General and Administrative (“G&A”) expenses increased to $50,088 and $73,851, respectively when compared to the G&A of $28,521 and $44,335, respectively for the same periods last year due to the Company becoming more active corporately. However these increases in G&A were offset by a foreign exhange gain, interest income and a recovery of a loan receivable previously written off during the six months ending January 31, 2005.

Capital Expenditures

During the second quarter of 2005 and for the six month period ending January 31, 2005, the Company did not incur any capital expenditures other than investing $1,829,393 in the acquisition of shares of Austral Pacific as described above. Please also refer to Note 3 of the unaudited consolidated interim financial statements for further information.

Liquidity and Capital Resources

The Company has not conducted any financing activities during the six month period ending January 31, 2005 and currently the Company has 2,516,823 shares outstanding. The investing activities of the Company for the six month period ending January 31, 2005 consisted of buying 1,219,595 shares of Austral Pacific for $1,829,393 and selling 668,800 shares of Austral Pacific for $1,850,916 as described above.

The Company had $107,791 (January 31, 2004: $104,739) in cash and $135,353 (January 31, 2004: $133,935) in working capital at January 31, 2004. This compares to $69,887 in cash and $105,169 in working capital for year ended July 31, 2004.

As of the date of this MD&A, the Company has sold an additional 75,000 shares of Austral Pacific for proceeds of approximately $225,000 and the Company also acquired 500,000 units of associated company TAG Oil Ltd. for $200,000 ($0.40 per unit) by way of a private placement. Please refer to Note 7 of the unaudited consolidated interim financial statements for further information.

Set-out below are the Company’s fully diluted common shares outstanding on the dates indicated:

	January 31, 2005	July 31, 2004
Common shares	2,516,823	2,516,823
Share purchase warrants	900,000	900,000
Stock options	27,777	27,777
Total - Fully diluted	3,444,600	3,444,600

Summary of Quarterly Results

	Three Month Period Ended Jan 31, 2005 $	Three Month Period Ended Oct 31, 2004 $	Three Month Period Ended July 31, 2004 $	Three Month Period Ended April 30, 2004 $	Three Month Period Ended Jan. 31, 2004 $	Three Month Period Ended Oct 31, 2003 $	Three Month Period Ended July 31, 2003 $	Three Month Period Ended April 30, 2003 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	1,045,320	(5,580)	60,226	(31,747)	433,858	(3,508)	42,800	(133,053)
Basic income (loss) per share	0.42	(0.00)	0.02	(0.01)	0.18	(0.00)	0.02	(0.06)
Diluted income (loss) per share	0.30	(0.00)	0.01	(0.01)	0.13	(0.00)	0.01	(0.06)

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

The Company has not had any discontinued operations or extraordinary items in the past two years, therefore has not shown the impacts of these on the net loss and basic/diluted loss per share. The Company did have an unusual item occur as a result of the non-cash acquisition of AMG Oil Ltd. during the 2003 fiscal year, the effects of which have been disclosed on the Companys audited financial statements for the year ended July 31, 2004 and 2003.

The Company has the following commitments for Capital Expenditure at January 31, 2005:

Contractual Obligations	Total $	Less than One Year
Long term Debt	-	-
Operating Leases	-	-
Purchase Obligations	-	-
Other long-term obligations	-	-
Total Contractual Obligations	-	-

Off-Balance Sheet Arrangements and Proposed Transactions

The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties

Please refer to note 4 of the unaudited interim consolidated financial statements for other details of related party transactions during the period ended January 31, 2005 and Note 7 for details of related party transactions that occurred subsequent to January 31, 2005.

Additional information relating to the Company is available on www.sedar.com.

Change of Corporate Secretary, CFO and Director

On October 27, 2004, Mr. Garth Johnson, CGA, resigned as Corporate Secretary, CFO and Director of the Company and was replaced by Mr. Barry MacNeil, CGA.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil, CGA
Secretary, CFO, Director	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT
(1) Member of audit committee
Computershare Trust Company of Canada
CORPORATE OFFICE	9th Floor, University Avenue
Toronto, Ontario
1407-1050 Burrard Street	Canada M5J 2Y1
Vancouver, British Columbia	Telephone: 1-888-661-5566
Canada V6Z 2S3	Facsimile: 1-416-263-9261
Telephone: 1-604-682-6496	Email: webservice@computershare.com
Facsimile: 1-604-682-1174
SHARE LISTING
SHAREHOLDER RELATIONS
OTCBB: TOPLF
Telephone: 604-682-6496
Facsimile: 604-682-1174	ANNUAL GENERAL MEETING

BANKERS	The annual general meeting was
held on January 14, 2005 at the
Bank of Montreal	Lang Michener, Barristers & Solicitors,
Vancouver, British Columbia	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
SUBSIDIARY
SHARE CAPITAL
DLJ Management Corp.
At March 31, 2005, there are 2,516,823
shares issued and outstanding